Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2023 and 2022 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2023	2022
	$ millions
Current assets
Cash and cash equivalents	633	535
Short-term deposits and restricted cash	16	46
Trade receivables	80	74
Short-term derivative instruments	4	3
Other investments	236	345
Other current assets	41	59
Total current assets	1,010	1,062
Non-current assets
Investment in ZIM (associated company)	-	427
Investment in OPC’s associated companies	696	652
Long-term restricted cash	15	15
Long-term derivative instruments	19	16
Deferred taxes, net	9	6
Property, plant and equipment, net	1,643	1,223
Intangible assets, net	285	221
Long-term prepaid expenses and other non-current assets	111	51
Right-of-use assets, net	128	99
Total non-current assets	2,906	2,710
Total assets	3,916	3,772
Current liabilities
Current maturities of loans from banks and others	114	39
Trade and other payables	231	134
Short-term derivative instruments	1	1
Current tax liabilities	-	1
Deferred taxes	-	1
Current maturities of lease liabilities	16	17
Total current liabilities	362	193
Non-current liabilities
Long-term loans from banks and others	821	610
Debentures	431	513
Deferred taxes, net	137	98
Other non-current liabilities	41	42
Long-term lease liabilities	57	20
Total non-current liabilities	1,487	1,283
Total liabilities	1,849	1,476
Equity
Share capital	50	50
Translation reserve	(8)	1
Capital reserve	75	42
Accumulated profit	1,083	1,505
Equity attributable to owners of the Company	1,200	1,598
Non-controlling interests	867	698
Total equity	2,067	2,296
Total liabilities and equity	3,916	3,772

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	$ millions		$ millions
Revenue	541	429	229	163
Cost of sales and services (excluding depreciation and amortization)	(382)	(313)	(151)	(116)
Depreciation and amortization	(57)	(39)	(25)	(14)
Gross profit	102	77	53	33
Selling, general and administrative expenses	(71)	(67)	(25)	(23)
Other income	3	4	4	4
Operating profit	34	14	32	14
Financing expenses	(55)	(39)	(23)	(12)
Financing income	35	38	11	7
Financing expenses, net	(20)	(1)	(12)	(5)
(Losses)/gains related to ZIM	(1)	202	-	-
Share in (losses)/profit of associated companies, net
- ZIM	(266)	947	(223)	241
- OPC’s associated companies	49	57	22	37
(Loss)/profit before income taxes	(204)	1,219	(181)	287
Income tax expense	(19)	(34)	(9)	(16)
(Loss)/profit for the period	(223)	1,185	(190)	271
Attributable to:
Kenon’s shareholders	(243)	1,155	(205)	251
Non-controlling interests	20	30	15	20
(Loss)/profit for the period	(223)	1,185	(190)	271

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted (loss)/profit per share	(4.53)	21.43	(3.83)	4.65

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2023	2022
	$ millions
Cash flows from operating activities
(Loss)/profit for the period	(223)	1,185
Adjustments:
Depreciation and amortization	66	44
Financing expenses, net	20	1
Losses/(gains) related to ZIM	1	(202)
Share in losses/(profit) of associated companies, net	217	(1,004)
Share-based payments	7	9
Other income	(5)	-
Income tax expense	19	34
	102	67
Change in trade and other receivables	30	(11)
Change in trade and other payables	(18)	9
Cash generated from operating activities	114	65
Income taxes paid, net	(2)	-
Dividends received from associated companies
- ZIM	151	658
- OPC’s associated companies	2	-
Net cash provided by operating activities	265	723

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the nine months ended September 30,
	2023	2022
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	30	(10)
Short-term collaterals deposits, net	30	(15)
Investment in long-term deposits, net	-	13
Investment in associated companies, less cash acquired	(7)	(2)
Acquisition of subsidiary, less cash acquired	(248)	-
Acquisition of property, plant and equipment	(199)	(216)
Acquisition of intangible assets	(7)	(9)
Proceeds from sale of interest in ZIM	-	464
Proceeds from distribution from associated company	3	4
Proceeds from sale of other investments	169	313
Purchase of other investments	(50)	(672)
Long-term advance deposits and prepaid expenses	(34)	(5)
Long-term loans to an associate	(24)	-
Interest received	20	2
Proceeds from transactions in derivatives, net	3	-
Net cash used in investing activities	(314)	(133)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(145)	(35)
Proceed from short-term loans from banking corporations	8	-
Proceed from Veridis transaction	129	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	-	193
Investments of holders of non-controlling interests in the capital of a subsidiary	64	23
Receipt from long-term loans	322	87
Proceeds from/(payment) in respect of derivative financial instruments, net	2	(2)
Repurchase of shares	(25)	-
Costs paid in advance in respect of taking out of loans	(19)	(2)
Cash distribution and dividends paid	(150)	(741)
Interest paid	(28)	(21)
Net cash provided by/(used in) financing activities	158	(498)

Increase in cash and cash equivalents	109	92
Cash and cash equivalents at beginning of the year	535	475
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(11)	(17)
Cash and cash equivalents at end of the period	633	550

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the nine months ended September 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	488	53	-	-	541
Depreciation and amortization	(50)	(16)	-	-	(66)
Financing income	10	5	-	20	35
Financing expenses	(44)	(10)	-	(1)	(55)
Losses related to ZIM	-	-	(1)	-	(1)
Share in profit/(loss) of associated companies	-	49	(266)	-	(217)
Profit/(loss) before taxes	33	18	(267)	12	(204)
Income tax expense	(5)	(6)	-	(8)	(19)
Profit/(loss) for the period	28	12	(267)	4	(223)

	For the nine months ended September 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	386	43	-	-	429
Depreciation and amortization	(35)	(9)	-	-	(44)
Financing income	8	25	-	5	38
Financing expenses	(33)	(6)	-	-	(39)
Gains related to ZIM	-	-	202	-	202
Share in profit of associated companies	-	57	947	-	1,004
Profit/(loss) before taxes	18	54	1,149	(2)	1,219
Income tax expense	(7)	(10)	-	(17)	(34)
Profit/(loss) for the period	11	44	1,149	(19)	1,185

	For the three months ended September 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	210	19	-	-	229
Depreciation and amortization	(20)	(8)	-	-	28
Financing income	2	2	-	7	11
Financing expenses	(19)	(4)	-	-	(23)
Share in profit/(loss) of associated companies	-	22	(223)	-	(201)
Profit/(loss) before taxes	25	11	(223)	6	(181)
Income tax expense	(5)	(4)	-	-	(9)
Profit/(loss) for the period	20	7	(223)	6	(190)

	For the three months ended September 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	147	16	-	-	163
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	1	3	-	3	7
Financing expenses	(10)	(2)	-	-	(12)
Share in profit of associated companies	-	37	241	-	278
Profit before taxes	13	29	241	4	287
Income tax expense	(4)	(5)	-	(7)	(16)
Profit/(loss) for the period	9	24	241	(3)	271

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	$ millions		$ millions
Revenue	541	429	229	163
Cost of sales (excluding depreciation and amortization)	(382)	(313)	(151)	(116)
Depreciation and amortization	(56)	(39)	(25)	(14)
Gross profit	103	77	53	33
Selling, general and administrative expenses	(64)	(57)	(22)	(21)
Other income	2	1	3	1
Operating profit	41	21	34	13
Financing expenses	(54)	(39)	(23)	(12)
Financing income	15	33	4	4
Financing expenses, net	(39)	(6)	(19)	(8)
Share in profit of associated companies, net	49	57	21	37
Profit before income taxes	51	72	36	42
Income tax expense	(11)	(17)	(9)	(9)
Profit for the period	40	55	27	33

Attributable to:
Equity holders of the company	35	44	24	24
Non-controlling interest	5	11	3	9
Profit for the period	40	55	27	33

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2023	2022	2023	2022
	$ millions		$ millions
Cash flows provided by operating activities	121	82	76	58
Cash flows used in investing activities	(445)	(239)	(76)	(80)
Cash flows provided by financing activities	333	282	26	222
Increase in cash and cash equivalents	9	125	26	200
Cash and cash equivalents at end of the period	239	342	239	342

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	September 30, 2023	December 31, 2022
	$ millions
Total financial liabilities[1]	1,367	1,163
Total monetary assets[2]	271	287
Investment in associated companies	696	652
Total equity attributable to the owners	1,061	997
Total assets	3,292	2,709

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense. OPC’s Adjusted EBITDA is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, income tax expense, share of changes in fair value of derivative financial instruments, changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature and other income/(expenses).  EBITDA and Adjusted EBITDA are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to Adjusted EBITDA for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended September 30,
	2023	2022
	$ millions
Profit for the period	27	33
Depreciation and amortization	28	15
Financing expenses, net	19	8
Share of depreciation and amortization and financing expenses, net, included within share of profit of associated companies, net	24	17
Income tax expense	9	9
EBITDA	107	82
Other income	(3)
Share of changes in fair value of derivative financial instruments	-	(4)
Adjusted EBITDA	104	78

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of September 30, 2023 and December 31, 2022 (in $ millions):

As at September 30, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	-	-	171	281	83	240	775
Cash and cash equivalents (including restricted cash used for debt service)	12	8	23	14	3	33	93
Net debt*	(12)	(8)	147	267	79	207	680

As at December 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	190	237	88	1	1,043
Cash and cash equivalents (including restricted cash used for debt service)	166	7	16	3	1	98	291
Net debt*	361	(7)	174	234	87	(97)	752

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA for each period as net profit/(loss) adjusted to exclude financial expenses/(income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains/(losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net (loss)/profit to Adjusted EBITDA for the periods presented (*).

	For the three months ended September 30,
	2023	2022
	$ millions
(Loss)/profit for the period	(2,270)	1,166
Depreciation and amortization	424	380
Financing expenses, net	66	30
Income tax (benefits)/expense	(71)	348
EBITDA	(1,852)	1,924
Impairment of assets	2,063	-
Expenses related to legal contingencies	-	10
Adjusted EBITDA	211	1,934

 (*) The table above may contain slight summation differences due to rounding.